ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Somkiat Sirichatchai
Executive Vice President

04010144

12g3-2(b) File No.82-4922

Ref No. CN. 131/2004

February 26, 2004

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

RECD S.E.C.
FEB 26 2004
1086

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,
KASIKORNBANK PCL

PROCESSED
FEB 27 2004
THOMSON FINANCIAL

Somkiat Sirichatchai

dw 2/27

CS035-1-04

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3499
www.kasikornbank.com Registration No.PCL 105

ธนาคารกสิกรไทย
KASIKORNBANK

Banthoon Lamsam
President and Chief Executive Officer

Ref. CN 2018/2004

February 26, 2004

To: The President
The Stock Exchange of Thailand

Subject: Notification of Resolutions of the Board of Directors' Meeting of KASIKORNBANK Public Company Limited No. 3/2547

KASIKORNBANK Public Company Limited's Board of Directors' Meeting No. 3/2547 held on 26 February 2004 has passed the following significant resolutions which will be proposed to the shareholders' meeting for further consideration.

1. Approval be given to the Bank to transfer other reserves, legal reserve, premium on expired warrants and premium on ordinary shares to compensate for the Bank's accumulated losses as at 31 December 2003 in a total amount of Baht 65,148,234,898.23 pursuant to Section 119 of the Public Limited Companies Act B.E. 2535 amended by the Public Limited Companies Act (No. 2) B.E. 2544. In this regard, the Bank's accumulated losses shall be compensated in the following respective order and amount, which shall be effective as from 1 January 2004:

• Other reserves	: Baht 26,675,300,000.00
• Legal reserve	: Baht 800,000,000.00
• Premium on expired warrants	: Baht 5,520,432,199.21
• Premium on ordinary shares	: Baht 32,152,502,699.02
Total	: Baht 65,148,234,898.23

Meanwhile, such accumulated losses compensating will have no effect in the value of total shareholders' equity and the Bank's capital funds;

2. The following 5 directors of the Bank are to retire by rotation in the General Meeting of Shareholders of year 2004: Mr. Sukri Kaocharern, M.R. Sarisdiguna Kitiyakara, M.R. Yongswasdi Kridakon, Mr. Banthoon Lamsam and Mr. William Mark Evans. However, as Mr. William Mark Evans does not wish to be re-elected, it is, therefore deemed appropriate to approve the re-election of Mr. Sukri Kaocharern, M.R. Sarisdiguna Kitiyakara, M.R. Yongswasdi Kridakon and Mr. Banthoon Lamsam, who have to retire by rotation as the directors of the Bank for another term; and propose to elect Mr. Prasarn Trairatvorakul to become a director of the Bank replacing Mr. William Mark Evans.

3. Approval be given to the amendment of the following Articles of Association of the Bank by repealing the existing contents and replacing them with the following:

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 2749
www.kasikornbank.com Registration No.PCL 105

AZ

Article 9, the first paragraph "There shall be no less than seven and no more than eighteen directors whereby no fewer than half of all directors shall have domicile in the Kingdom.";

Article 17 "The directors shall have the power to conduct all kinds of business of the Company. Two directors are authorized to sign and affix the common seal of the Company.";

Article 18, the first paragraph "The Board of Directors shall appoint a director to be the Chief Executive Officer and a director to be the President, and that the Chief Executive Officer may be the same person as the President. The Board of Directors shall prescribe powers and duties of the Chief Executive Officer and the President. If the powers and duties of the Chief Executive Officer and the President are not prescribed, the Chief Executive Officer and the President shall have the power to manage the Company in compliance with general custom and under the Board of Directors' supervision."

Article 19 "The Board of Directors shall appoint a Management Committee consisting of a Chief Executive Officer, a President and a certain number of the Company's officials who shall have an authority to manage and operate the Company's business as determined by the Board of Directors.

The Chief Executive Officer shall be the Chairman of the Management Committee by his/her position.

The Management Committee shall hold meetings and perform its duties as appropriate but no fewer than once a week unless in case of necessity or there is no business or there is a reasonable basis for not having such meeting.

The quorum of the Management Committee shall consist of no fewer than half of all members of the Management Committee in which the Chief Executive Officer or the person designated thereby must also attend the meeting.

Each attending the Management Committee's meeting shall have one vote. The majority vote shall be deemed a resolution. In case of tie votes, the Chairman of the Meeting shall have an additional vote as a casting vote.

In every Board of Directors' Meeting, the Chief Executive Officer or the person designated thereby shall report to the Board of Directors' Meeting in brief of the businesses the Management Committee has already taken. However, the following shall be subject to the Board of Directors' approval in advance.

1. Matters relating to the Company's policies.
2. Any matter if committed will materially affect the Company's business.
3. Matters which the Board of Directors itself shall comply according to the law.
4. Matters which shall be complied upon the Company's regulations.
5. Matters the Management Committee deems appropriate to propose for approval on a case by case basis or in accordance with the rules the Board of Directors has prescribed; for example, the credit approval.";

4. Approval be given to the change of the names and number of the directors who are authorized to sign on behalf of the Bank as follows:

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"Any one of Mr. Banyong Lamsam or Mr. Banthoon Lamsam or Mr. Prasarn Trairatvorakul or Ms. Sujitpan Lamsam signs jointly with Pol Gen. Pow Sarasin or M.R. Yongswasdi Kridakon or Mr. Sukri Kaocharern or Mr. Abhijai Chandrasen, totaling two persons, with the Company's seal affixed.";

5. To be consistent with the fact that the Bank no longer has any preferred share as a result of the redemption of the Subordinated Debentures cum Preferred Shares of KASIKORNBANK Public Company Limited No. 1 Due upon Liquidation, and the Subordinated Debentures of KASIKORNBANK Public Company Limited No. 2 due 2006, and that all Class A preferred shares have already been converted into ordinary shares, therefore, approval be given to the amendment of Clause 4 of the Bank's Memorandum of Association with respect to the registered capital by repealing the existing content and replacing it with the following content:

"Clause 4 The registered capital is Baht 26,900,946,900 (Twenty-six thousand nine hundred million nine hundred and forty-six thousand and nine hundred Baht) divided into 2,690,094,690 shares (Two thousand six hundred and ninety million ninety-four thousand six hundred and ninety shares) with a par value of Baht 10 (Ten Baht) each, categorized into Ordinary Shares of 2,690,094,690 shares (Two thousand six hundred and ninety million ninety-four thousand six hundred and ninety shares) and Preferred Shares of - shares (- shares).";

<u>and</u> approval be given to the amendment of Article 3, the first paragraph, Article 3 bis, the first and the fourth paragraph, Article 3 ter and Article 32, the first paragraph, of the Articles of Association of the Bank as per the details as follows:

- Amendment of Article 3, the first paragraph, by repealing the existing content and replacing it with the following content:

  Article 3, the first paragraph, "Shares of the Company shall only be ordinary shares, amount of which shall be fully paid-up in money. The Company shall not issue share certificate to bearer."

- Amendment of Article 3 bis, the first paragraph, by repealing the existing content and replacing it with the following content:

  Article 3 bis, the first paragraph, "Subject to the second paragraph and the third paragraph of this Article, shares of the Company which are held by non-Thai nationals at any time shall be in aggregate of not more than 25% of the total number of shares sold. Non-Thai nationals under the first paragraph shall mean to include:

(1) Any partnership or company having capital of all non-Thai nationals up to 50% of the capital in that partnership or company;

(2) Any partnership or company having non-Thai national partners (either limited or unlimited liability) or shareholders up to 50 per cent of the number of all partners or shareholders;

(3) Any association, foundation, organization or institution having the number of members or directors up to 50% of all members or directors, as the case may be, or

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having non-Thai national as manager, or being managed or incorporated for the benefit of any non-Thai nationals."

- Repealing Article 3 bis, the fourth paragraph of the Articles of Association;
- Repealing Article 3 ter of the Articles of Association;
- Amendment of Article 32, the first paragraph of the Articles of Association by repealing the existing content and replacing it with the following content:

Article 32, the first paragraph "No dividend shall be paid out of any money, other than profits. In the event that the Company still has accumulated loss, no dividend shall be paid. Dividends shall be paid equally, according to the number of shares. Payment of dividend shall be subject to shareholders approval.";

6. Approval be given to the increase of capital in the amount of 650,000,000 shares to accommodate the Financial Sector Master Plan, and to bolster the Bank capital base in the future, as a result, the Meeting has adopted significant resolutions in such matter as follows:

(6.1) Approval be given to the reduction of the registered capital from Baht 26,900,946,900 (Twenty-six thousand nine hundred million nine hundred forty-six thousand and nine hundred Baht) to Baht 23,986,146,970 (Twenty-three thousand nine hundred eighty-six million one hundred forty-six thousand nine hundred and seventy Baht) by removing the registered shares which have not yet been issued, i.e. 291,479,993 (Two hundred ninety-one million four hundred seventy-nine thousand nine hundred and ninety-three) ordinary shares with a par value of Baht 10 (Ten Baht) each;

__and__ approval be given to the amendment of Clause 4 of the Bank's Memorandum of Association with respect to the registered capital so as to conform to the reduction of the registered capital, by repealing the existing content and replacing it with the following:

"Clause 4 The registered capital is Baht 23,986,146,970 (Twenty-three thousand nine hundred eighty-six million one hundred forty-six thousand nine hundred and seventy Baht) divided into 2,398,614,697 shares (Two thousand three hundred ninety-eight million six hundred fourteen thousand six hundred and ninety-seven shares) with a par value of Baht 10 (Ten Baht) each, categorized into Ordinary Shares of 2,398,614,697 shares (Two thousand three hundred ninety-eight million six hundred fourteen thousand six hundred and ninety-seven shares) and Preferred Shares of - shares (- shares).";

(6.2) Approval be given to the increase of the registered capital of the Bank from Baht 23,986,146,970 (Twenty-three thousand nine hundred eighty-six million one hundred forty-six thousand nine hundred and seventy Baht) to Baht 30,486,146,970 (Thirty thousand four hundred eighty-six million one hundred forty-six thousand nine hundred and seventy Baht)

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through an issuance of 650,000,000 (Six hundred and fifty million) new ordinary shares with a par value of Baht 10 (Ten Baht) each;

and approval be given to the amendment of Clause 4. of the Memorandum of Association with respect to the registered capital so as to conform to the increase of the registered capital, by repealing the existing content and replacing it with the following:

"Clause 4 The registered capital is Baht 30,486,146,970 (Thirty thousand four hundred eighty-six million one hundred forty-six thousand nine hundred and seventy Baht) divided into 3,048,614,697 shares (Three thousand forty-eight million six hundred fourteen thousand six hundred and ninety-seven shares) with a par value of Baht 10 (Ten Baht) each, categorized into Ordinary Shares of 3,048,614,697 shares (Three thousand forty-eight million six hundred fourteen thousand six hundred and ninety-seven shares) and Preferred Shares of - shares (- shares).";

and approval be given to the allocation of up to 650,000,000 capital-increase ordinary shares according to following details:

(1) Allocation for the offering for sale to the public locally and/or internationally as well as for sale to the securities company licensed to undertake securities business in category of security underwriting who is appointed as the underwriter as well as to procure the over-allotted shares. Remaining shares after such allocation, if any, may be allocated to specific investors or institutional investors or those having specific characteristic (Private Placement) in accordance with the relevant Notifications of the Securities and Exchange Commission, whether such allocation is on the same occasion or on several occasions or in a series of separate transactions as appropriate for the highest success in the offering for sale of those shares;

In case there are capital-increase ordinary shares remaining from the offer for sale, the sale and/or the allocation pursuant to paragraph one for any reason whatsoever, they shall be allocated to support any change or adjustment in the exercise of warrants to purchase ordinary shares of the Bank offered for sale to the employees, except those who are directors, which the Bank had issued in Projects 1, 2, and 3, in case the offering for sale or the sale under the preceding paragraph results in a requirement to change or adjust the exercise price and the exercise rate according to the terms, rules and conditions prescribed in the prospectus for the offer for sale of those warrants; provided that the number of shares allocated to support the change or adjustment in the exercise of such right shall be computed according to the rules, conditions and procedures prescribed in the prospectus;

(2) In the offering for sale or the sale of capital-increase ordinary shares pursuant to (1) above, the Board of Directors, the Management Committee, the Chief Executive Officer, the President or any other person entrusted by such person or persons shall be empowered to do as follows:

(a) To offer for sale or to sell all or part of the ordinary shares, and may offer for sale or sell in full in one time or from time to time, and to register the change of paid-up capital according to the number of shares sold;

(b) To determine and/or change details, procedures or conditions in relation to the offer for sale or the sale of shares or the allocation of shares pursuant to (1), for example, the offering amount, proportion of the offering, the offering price, the amount to be called in excess of par value, the offering period, subscription and payment procedures, and other relevant details or conditions;

(c) To have the discretion not to offer for sale, sell and/or allocate shares to any subscriber, irrespective of whether or not such person is an existing shareholder or a beneficial owner held by custodian or by other similar methods who is entitled to the allocation prior to other persons; or to any local and/or international investors, if the offering for sale, the sale and/or the allocation of those capital-increase ordinary shares will or may cause the Bank to violate any local or foreign laws or regulations or may require the Bank to seek permission or register the offering for sale of securities in that country;

(d) To appoint financial advisors, underwriters, over-allotment agent and/or other relevant advisors;

(e) To contact, negotiate, amend, change, enter into and/or sign the agreements, commitments, letters of granting option, undertakings and/or documents; including to apply for permission, provide information, submit documents and evidence to the Office of the Securities and Exchange Commission, the Stock Exchange of Thailand and/or other agencies in relation to the issuance and offering for sale or sale of those ordinary shares, as well as to do all relevant or necessary acts as considered appropriate; and to seek a relaxation for the holding of shares in excess of the number prescribed under the Commercial Banking Act or the Securities and Exchange Act, or a relaxation of various requirements under relevant laws, including amendment and/or change of contents or statements pursuant to the orders, opinions or recommendations of the Registrar of the Department of Business Development, Ministry of Commerce and/or officers of any other agencies;

(6.3) Approval be given to the amendment of Article 3 bis, the second and the third paragraph, of the Bank's Articles of Association by repealing the existing contents and replacing them with the following:

Article 3 bis, the second paragraph "Non-Thai national(s) may acquire an aggregate amount of shares in excess of 25% of the total number of shares sold pursuant to the first paragraph of this Article only by means of subscription of capital-increase shares of the Company, provided that the number of capital-increase shares acquired by non-Thai nationals under this paragraph, when combining with the number of shares held by non-Thai nationals under the first paragraph of this Article, shall not exceed 49% of the total number of shares sold during such time. Non-Thai national shareholders who acquire shares under this paragraph shall have the same legal rights as non-Thai national shareholders under the first paragraph in all respects."

Article 3 bis, the third paragraph "If the Company has proceeded to increase capital for non-Thai nationals under the second paragraph and the number of shares held by non-Thai nationals is less than 49 per cent of the total number of shares sold, it shall be deemed that the highest ratio of shares held by such non-Thai nationals of the Company will be

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consistent with the highest ratio when the capital increase shares offered at that time are subscribed, which however must not exceed 49 per cent of the total number of shares sold unless otherwise prescribed by laws, regulations or directives of the Bank of Thailand and/or relevant agencies."

The Shareholders' Meeting shall be proposed to authorize the Board of Directors, the Management Committee, the Chief Executive Officer, the President or any other person entrusted by such person or persons to amend wordings or statements in the Articles of Association as approved in accordance with orders or recommendations of the Public Limited Companies Registrar, the Office of the Securities and Exchange Commission and the Stock Exchange of Thailand or any other relevant authorities.

7. The General Meeting of Shareholders No. 92 is scheduled to hold on Friday, 2 April 2004 at 14.00 hours, at the Head Office of the Bank, No. 1 KASIKORNBANK Public Company Limited, Soi Kasikornthai, Ratburana Road, Khwaeng Ratburana, Khet Ratburana, Bangkok 10140, to consider the following agendas:

(1) To consider adopting the Minutes of the General Meeting of Shareholders No. 91, held on 3 April 2003;

(2) To acknowledge the Board of Directors' report of the year 2003 operation;

(3) To consider approving the balance sheet and the profit and loss account for the year ending 31 December 2003 and to acknowledge the omission of dividend payment;

(4) To consider compensating for accumulated losses;

(5) To consider electing directors to replace the directors who retired by rotation, and whose office is vacated;

(6) To consider amending Article 9, the first paragraph, Article 17, Article 18, the first paragraph, and Article 19 of the Bank's Articles of Association;

(7) To consider the names and number of the directors who have signing authority;

(8) To consider appointing the auditor and fixing the auditor's remuneration;

(9) To consider amending Clause 4 of the Bank's Memorandum of Association with respect to the registered capital, and amending Article 3, the first paragraph, Article 3 bis, the first and the fourth paragraph, Article 3 ter, and Article 32, the first paragraph, of the Bank's Articles of Association so as to conform to the fact that the Bank no longer has any preferred share due to the conversion of all preferred shares into ordinary shares;

(10) To consider reducing the registered capital of the Bank by removing the registered shares which have not yet been issued, and amending Clause 4 of the Bank's Memorandum of Association with respect to the registered capital so as to conform to the reduction of registered capital;

(11) To consider increasing the registered capital of the Bank, amending Clause 4 of the Bank's Memorandum of Association with respect to the registered capital so as to conform to the increase of registered capital, the allocation of new ordinary shares from the increase of

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registered capital, and amending Article 3 bis, the second and the third paragraph of the Bank's Articles of Association; and

(12) Other businesses (if any).

The Share Register Book is scheduled to close in order to determine the rights to attend the General Meeting of Shareholders No. 92 starting from 12 March 2004 at 12.00 hours until the said meeting is over.

Please be informed accordingly.

Yours sincerely,

(Translation)

Capital Increase Report Form

KASIKORNBANK PUBLIC COMPANY LIMITED
26 February 2004

We, KASIKORNBANK PUBLIC COMPANY LIMITED, hereby report the resolutions of the Board of Directors' Meeting No. 3/2547, held on 26 February 2004 from 9:00 to 12:00 hours in respect of a capital increase and allocation of the capital increase shares as follows:

1. **Capital increase:**

The Meeting of the Board of Directors of the Bank passed a resolution to increase the registered capital of the Bank from Baht 23,986,146,970 to Baht 30,486,146,970 by an issuance of 650,000,000 new ordinary shares with a par value of Baht 10 each, totaling Baht 6,500,000,000.

2. **Allocation of new shares:**

The Meeting of the Board of Directors of the Bank passed a resolution to allocate no more than 650,000,000 ordinary shares with a par value of Baht 10 each, totaling Baht 6,500,000,000, the details of which are as follows:

2.1 Details of allocation

Allocation of no more than 650,000,000 new ordinary shares, the details of which are as follows:

Shares	Allocation	Number of Shares	Ratio (old shares: new shares)	Sale price per share (Baht)	Subscription and payment period	Note
Ordinary	(1) To the public locally and/or internationally as well as for sale to a securities company licensed to undertake securities business in category of security underwriting who is appointed as the underwriter as well as the procurer of the over-allotted shares.	(1) Not exceeding 650,000,000 ordinary shares	-	-	-	The Meeting of the Board of Directors of the Bank agreed to propose to the Shareholders' Meeting to authorize the Board of Directors, the Management Committee, the Chief Executive

Shares	Allocation	Number of Shares	Ratio (old shares: new shares)	Sale price per share (Baht)	Subscription and payment period	Note
	(2) To specific investors or institutional investors or those having specific characteristics (Private Placement) in accordance with the relevant notifications of the Securities and Exchange Commission. (3) For supporting any change or adjustment in the exercise of warrants to purchase ordinary shares of the Bank offered for sale to the employees, except those who are directors, which the Bank had issued in Projects 1, 2, and 3, in case the offering for sale or the sale under the preceding paragraph results in a requirement to change or adjust the exercise price and the exercise ratio according to the terms, rules and conditions prescribed in the prospectus for the offer for sale of those warrants; provided that the number of shares allocated to support the change or adjustment in the exercise of such right shall be computed according to the rules, conditions and	(2) Remaining shares after the allocation in (1) (3) Remaining shares after the allocation in (1) and (2)				Officer, the President or any other person entrusted by such person or persons to do as follows: (a) To offer for sale or to sell all or part of the ordinary shares, and may offer for sale or sell in full in one time or from time to time, and to register the change of paid-up capital according to the number of shares sold; (b) To determine and/or change details, procedures or conditions in relation to the offer for sale or the sale of shares or the allocation of shares under the stipulated conditions of the allocation, for example, the offering amount, proportion of the offering, the offering price, the amount to be called in excess of par value, the offering period, subscription and payment

Shares	Allocation	Number of Shares	Ratio (old shares: new shares)	Sale price per share (Baht)	Subscription and payment period	Note
	procedures prescribed in the prospectus.					procedures, and other relevant details or conditions; (c) To have the discretion not to offer for sale, sell and/or allocate shares to any subscriber, irrespective of whether or not such person is an existing shareholder or a beneficial owner held by custodian or by other similar methods who is entitled to the allocation prior to other persons; or to any local and/or international investors, if the offering for sale, the sale and/or the allocation of those capital-increase ordinary shares will or may cause the Bank to violate any local or foreign laws or regulations or may require the Bank to seek permission or register the offering for sale of securities in that country; (d) To appoint

Shares	Allocation	Number of Shares	Ratio (old shares: new shares)	Sale price per share (Baht)	Subscription and payment period	Note
						financial advisors, underwriters, an over-allotment agent and/or other relevant advisors; (e) To contact, negotiate, amend, change, enter into and/or sign agreements, commitments, letters granting options, undertakings and/or documents; to apply for permission, provide information, submit documents and evidence to the Office of the Securities and Exchange Commission, the Stock Exchange of Thailand and/or other agencies in relation to the issuance and offering for sale or sale of those ordinary shares, as well as to do all relevant or necessary acts as considered appropriate; and to seek a relaxation for the holding of shares in excess of the number

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Shares	Allocation	Number of Shares	Ratio (old shares: new shares)	Sale price per share (Baht)	Subscription and payment period	Note
						prescribed under the Commercial Banking Act or the Securities and Exchange Act, or a relaxation of various requirements under relevant laws, including amendment and/or change of contents or statements pursuant to orders, opinions or recommendations of the Registrar of the Department of Business Development, Ministry of Commerce and/or officers of any other agencies.

2.2 The Bank's plan in case where there are shares remaining from the allocation and/or offering for sale

- None-

2.3 The number of remaining shares which have not been allocated

-None-

3. Schedule for shareholders' meeting to approve the capital increase / allocation of new shares:

The Ordinary Shareholders' Meeting No. 92 is scheduled to be held on Friday, 2 April 2004 at 14.00 hours, at KASIKORNBANK PUBLIC COMPANY LIMITED, Head Office, No. 1, Soi Kasikorn Thai, Kwaeng Ratburana, Khet Ratburana, Bangkok. The Share Register Book is scheduled to be closed to

determine the right to attend the Ordinary Shareholders' Meeting No. 92 as from Friday, 12 March 2004 at 12.00 noon until the Ordinary Shareholders' Meeting is over.

4. **Approval of the capital increase / allocation of new shares by relevant governmental agencies and conditions thereto (if any):**

The Bank shall have to further register such capital increase and allocation of new shares with the Ministry of Commerce.

5. **Objectives of the capital increase and plans for utilizing proceeds received from the capital increase:**

To accommodate the Financial Sector Master Plan and to bolster the Bank's capital base in the future.

6. **Benefits which the Bank will receive from the capital increase / allocation of new shares:**

The Bank will have increased capital fund, which will result in the Bank's improved financial stability and readiness to support the business expansion of the Bank as per the goal set by the Bank.

7. **Benefits which the shareholders will receive from the capital increase / allocation of new shares:**

7.1 Dividend policy

The Bank has a policy to pay dividend based on the appropriateness of each circumstance and in accordance with the Bank's Articles of Association, Clause 32, of which the material contents is that no dividend will be paid from any other types of money except profit. In case the Bank records accumulated loss, no dividend shall be paid. Dividend shall be divided in accordance with the number of shares equally for each share. Payment of dividend must be approved by the Shareholders' Meeting. The Board of Directors may pay interim dividend to shareholders from time to time when deemed that the Company has appropriate profit to do so and report to the Shareholders' Meeting in the subsequent meeting.

7.2 Subscribers for the capital increase shares shall be entitled to receive dividend incurred from the operation, from the day the Ministry of Commerce accepts the registration of the increase of the Bank's paid-up capital resulting from this offering for sale of capital increase shares. If it is the case where the Bank pays the dividend, the subscribers for the capital increase shares will be entitled to receive the dividend in an amount equivalent to the Bank's original ordinary shares, unless otherwise provided by the law.

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8. **Other details necessary for shareholders to approve the capital increase / allocation of new shares:**

-None-

9. **Schedule of actions where the Board of Directors of the Bank passed the resolutions to increase the capital / allocation of new shares:**

Actions	Timing
Board of Directors' Meeting of the Bank No. 3/2547 to approve the capital increase / allocation of new shares	Thursday, 26 February 2004
Schedule for the close of the Share Register Book to determine the right to attend the Ordinary Shareholders' Meeting No. 92	Friday, 12 March 2004 at 12.00 noon until the Ordinary Shareholders' Meeting is adjourned
Ordinary Shareholders' Meeting No. 92	Friday, 2 April 2004
Register the increase of the registered capital pursuant to the resolution of the Shareholders' Meeting, with the Public Limited Company Registrar, Ministry of Commerce	Within 14 days from the date the Ordinary Shareholders' Meeting No. 92 passing approval resolution

The Bank hereby certifies that the information contained in this report form is true and complete in all respects.

Signed ______________________ Authorized directors of the Bank

(Mr. Banthoon Lamsam)

Position President